FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	Press Release dated April 23, 2007, titled “CN reports diluted Q1-2007 EPS of C$0.63, net income of C$324 million, reflecting adverse effects of severe winter weather and conductors’ strike”.

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN reports diluted Q1-2007 EPS of C$0.63, net income of C$324 million, reflecting adverse effects of severe winter weather and conductors’ strike

MONTREAL, April 23, 2007 — CN today reported its financial and operating results for the first quarter ended March 31, 2007.

First-quarter 2007 financial highlights

•	Diluted earnings per share of C$0.63, down five per cent from year-earlier EPS of C$0.66.

•	Net income of C$324 million, a decline of 10 per cent from first-quarter 2006 net income of C$362 million.

•	Revenues of C$1,906 million, an increase of C$9 million over first-quarter 2006 revenues of C$1,897 million.

•	Operating ratio of 70.6 per cent, a 3.5-point increase from the same quarter of 2006.

E. Hunter Harrison, president and chief executive officer of CN, said: “The first three months of 2007 were very challenging for CN, as we announced in our media release of March 29. Our results for the quarter were affected by unusually difficult winter weather in Western Canada during January and February, a work stoppage by conductors and yard-service employees across Canada in February, and then avalanches and landslides in Western Canada that blocked our main line to and from Vancouver in March.”

First-quarter operating income declined 10 per cent to C$561 million, while CN’s operating ratio increased by 3.5-points to 70.6 per cent. CN estimates the United Transportation Union (UTU) strike reduced first-quarter operating income by approximately C$50 million, and net income by C$35 million, or seven cents per diluted share.

Revenues for the first three months of 2007 were basically flat at C$1,906 million, reflecting freight rate increases, an overall improvement in traffic mix driven principally by extended routings for certain forest products traffic, and the translation impact of the weaker Canadian dollar on U.S. dollar-denominated revenues. This increase was partly offset by the effect of the UTU strike, unfavourable weather conditions, weakness in specific markets, and lower fuel surcharge revenues resulting from a decrease in crude oil prices.

Revenue ton-miles, a measurement of the relative weight and distance of rail freight transported by the company, declined three per cent during first-quarter 2007. Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned from the movement of a ton of freight over one mile, increased by four per cent over the same period of 2006.

Operating expenses for the first three months of 2007 increased by six per cent to C$1,345 million, primarily due to increased casualty and other expenses, equipment rents, and purchased services and material expenses, which were partly offset by lower labour and fringe benefit expenses.

The financial results in this press release were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties, including the assumption that, while CN expects a moderate slowdown in the North American economy in the near term, positive economic conditions in North America and globally will continue, and that its results could differ materially from those expressed or implied in such statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic and business conditions, inflation, currency fluctuations, changes in fuel prices, labour disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, and its 2006 Annual Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis (MD&A), for a summary of major risks.

CN -- Canadian National Railway Company -- spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
(In millions, except per share data)

	Three months ended
	March 31
	2007	2006
	(Unaudited)

Revenues	$1,906	$1,897

Operating expenses
Labor and fringe benefits	485	493
Purchased services and material	276	258
Depreciation and amortization	171	164
Fuel	219	204
Equipment rents	66	47
Casualty and other	128	106
Total operating expenses	1,345	1,272

Operating income	561	625

Interest expense	(88)	(75)

Other income (loss)	4	(1)

Income before income taxes	477	549

Income tax expense	(153)	(187)

Net income	$324	$362

Earnings per share (Note 8)

Basic	$0.64	$0.68

Diluted	$0.63	$0.66

Weighted-average number of shares

Basic	510.2	536.1

Diluted	517.8	545.1
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)
(In millions)

	March 31	December 31	March 31
	2007	2006	2006
	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$106	$179	$173
Accounts receivable	508	692	551
Material and supplies	208	189	224
Deferred income taxes	83	84	66
Other	184	192	184
	1,089	1,336	1,198

Properties	20,988	21,053	20,175
Intangible and other assets	1,646	1,615	947

Total assets	$23,723	$24,004	$22,320

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,460	$1,823	$1,439
Current portion of long-term debt (Note 3)	244	218	402
Other	50	73	65
	1,754	2,114	1,906

Deferred income taxes (Note 2)	5,025	5,215	4,846
Other liabilities and deferred credits	1,532	1,465	1,506
Long-term debt (Note 3)	5,602	5,386	4,860

Shareholders' equity:
Common shares	4,426	4,459	4,591
Accumulated other comprehensive loss	(50)	(44)	(245)
Retained earnings	5,434	5,409	4,856
	9,810	9,824	9,202

Total liabilities and shareholders' equity	$23,723	$24,004	$22,320
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)
(In millions)

	Three months ended
	March 31
	2007	2006
	(Unaudited)
Common shares (1)

Balance, beginning of period	$4,459	$4,580

Stock options exercised and other	23	71

Share repurchase programs (Note 3)	(56)	(60)
Balance, end of period	$4,426	$4,591

Accumulated other comprehensive loss

Balance, beginning of period	$(44)	$(222)

Other comprehensive income (loss):

Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	(56)	(14)
Translation of U.S. dollar-denominated long-term debt
designated as a hedge of the net investment in U.S. subsidiaries	47	6

Pension and other postretirement benefit plans:
Amortization of:
Prior service cost (Note 6)	5	-
Net actuarial loss (Note 6)	12	-

Derivative instruments:
Decrease in unrealized holding gains on fuel derivative instruments (Note 5)	-	(27)

Other comprehensive income (loss) before income taxes	8	(35)

Income tax recovery (expense)	(14)	12

Other comprehensive loss	(6)	(23)
Balance, end of period	$(50)	$(245)

Retained earnings

Balance, beginning of period	$5,409	$4,891

Adoption of new accounting pronouncements (Note 2)	95	-

Restated balance, beginning of period	5,504	4,891

Net income	324	362

Share repurchase programs (Note 3)	(287)	(310)

Dividends	(107)	(87)
Balance, end of period	$5,434	$4,856
See accompanying notes to unaudited consolidated financial statements.

(1)	During the first quarter of 2007, the Company issued 0.7 million common shares as a result of stock options exercised. At March 31, 2007, the Company had 506.6 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)
(In millions)

	Three months ended
	March 31
	2007	2006
	(Unaudited)
Operating activities
Net income	$324	$362
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	172	164
Deferred income taxes	7	47
Other changes in:
Accounts receivable	176	70
Material and supplies	(19)	(72)
Accounts payable and accrued charges	(402)	(20)
Other net current assets and liabilities	(18)	33
Other	23	35
Cash provided from operating activities	263	619

Investing activities
Property additions	(203)	(155)
Other, net	10	(54)
Cash used by investing activities	(193)	(209)

Financing activities
Issuance of long-term debt	434	802
Reduction of long-term debt	(145)	(710)
Issuance of common shares due to exercise of stock options
and related excess tax benefits realized	18	66
Repurchase of common shares	(343)	(370)
Dividends paid	(107)	(87)
Cash used by financing activities	(143)	(299)

Net increase (decrease) in cash and cash equivalents	(73)	111
Cash and cash equivalents, beginning of period	179	62
Cash and cash equivalents, end of period	$106	$173

Supplemental cash flow information
Net cash receipts from customers and other	$2,015	$1,921
Net cash payments for:
Employee services, suppliers and other expenses	(1,178)	(1,127)
Interest	(114)	(88)
Workforce reductions	(9)	(16)
Personal injury and other claims	(20)	(26)
Pensions	(1)	(1)
Income taxes	(430)	(44)
Cash provided from operating activities	$263	$619
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at March 31, 2007, December 31, 2006, and March 31, 2006, and its results of operations, changes in shareholders’ equity and cash flows for the three months ended March 31, 2007 and 2006.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2006 Annual Consolidated Financial Statements, except for accounting for income taxes and pensions and other postretirement benefits as explained in Note 2 – Adoption of new accounting pronouncements. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and Annual Consolidated Financial Statements and Notes thereto.

Certain of the comparative figures have been reclassified in order to be consistent with the 2007 presentation as discussed herein. As a result of the Company's expansion of its existing non-rail transportation services, in combination with its rail service, the Company has become primarily responsible for the fulfillment of the transportation of goods involving non-rail activities.  In order to be consistent with other non-rail transportation services, the Company reclassified certain operating expenses incurred for non-rail transportation services, which were previously netted with their related revenues, to reflect the gross reporting of revenues where appropriate.  This change had no impact on the Company's operating income and net income, as both revenues and operating expenses were increased by $59 million in the first quarter of 2007 and $50 million in the first quarter of 2006.

Note 2 – Adoption of new accounting pronouncements

Income taxes
On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition. The application of FIN No. 48 on January 1, 2007 had the effect of decreasing the net deferred income tax liability and increasing Retained earnings by $98 million.
The Company recognizes interest accrued and penalties related to unrecognized tax benefits in Income tax expense in the Company’s Consolidated Statement of Income. The amount of interest and penalties expense for the three months ended March 31, 2007 was not significant.
At January 1, 2007, the total amount of unrecognized tax benefits was $80 million, of which $36 million related to accrued interest and penalties. If recognized, all of the unrecognized tax benefits would affect the effective tax rate.
In Canada, the federal income tax returns filed for the years 2002 to 2006 and the provincial income tax returns filed for the years 1998 to 2006 remain subject to examination by the taxation authorities. In the U.S., the income tax returns filed for the years 2003 to 2006 remain subject to examination by the taxation authorities.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Pensions and other postretirement benefits
On January 1, 2007, pursuant to Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” the Company early adopted the requirement to measure the defined benefit plan assets and the projected benefit obligation as of the date of the fiscal year-end statement of financial position for its U.S. plans. The Company elected to use the 15-month transition method, which allows for the extrapolation of net periodic benefit cost based on the September 30, 2006 measurement date to the fiscal year-end date of December 31, 2007. As a result, the Company recorded a reduction of $3 million to Retained earnings at January 1, 2007, which represents the net periodic benefit cost attributable to the period between the early measurement date of September 30, 2006 and January 1, 2007 (the date of adoption).

Note 3 – Financing activities

Revolving credit facility
As at March 31, 2007, the Company had letters of credit drawn on its U.S. $1 billion revolving credit facility of $306 million ($308 million as at December 31, 2006) and had U.S.$265 million (Cdn$306 million) of borrowings under its commercial paper program (nil as at December 31, 2006) at an average interest rate of 5.29%.

Accounts receivable securitization
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest of up to a maximum of $600 million in a revolving pool of freight receivables to an unrelated trust.
At March 31, 2007, the Company had sold receivables that resulted in proceeds of $529 million under this program ($393 million at December 31, 2006).  The retained interest in the receivables was approximately 10% of this amount and is recorded in Other current assets. At March 31, 2007, the servicing asset and liability were not significant.

Share repurchase program
In the first quarter of 2007, under its current 28.0 million share repurchase program, the Company repurchased 6.5 million common shares for $343 million, at an average price of $52.71 per share.  The Company has repurchased a total of 22.0 million common shares since July 25, 2006, the inception of this program, for $1,109 million, at an average price of $50.40 per share.

Note 4 – Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided in Note 12 – Stock plans, to the Company’s 2006 Annual Consolidated Financial Statements. For the three months ended March 31, 2007 and 2006, the Company recorded total compensation expense for awards under all plans of $29 million and $34 million, respectively. The total tax benefit recognized in income in relation to stock-based compensation expense was $8 million and $10 million for the quarters ended March 31, 2007 and 2006, respectively.

Cash settled award
Following approval by the Board of Directors, the Company granted 0.7 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price.  The RSUs granted by the Company are generally scheduled for payout in cash after three years (“plan period”) and vest upon the attainment of targets relating to return on invested capital over the plan period and the Company’s share price during the last three months of the plan period. As at March 31, 2007, 0.1 million RSUs remained authorized for future issuance under this plan.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides the activity for all cash settled awards in 2007:

			Vision 2008 Share Unit		Voluntary Incentive
	RSUs		Plan (Vision)		Deferral Plan (VIDP)
In millions	Nonvested	Vested	Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2006	2.0	-	0.8	-	0.3	1.9
Granted	0.7	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Vested during period	(0.2)	0.2	-	-	-	-
Payout	-	(0.1)	-	-	-	(0.1)
Conversion into VIDP	-	(0.1)	-	-	-	0.1
Outstanding at March 31, 2007	2.5	-	0.8	-	0.3	1.9

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated	RSUs(1)				Vision (1)	VIDP (2)	Total
Year of grant	2007	2006	2005	2004	2005	2003 onwards

Stock-based compensation expense recognized over requisite service period
Quarter ended March 31, 2007	$8	$3	$4	$2	$1	$5	$23
Quarter ended March 31, 2006	N/A	$2	$6	$2	$6	$13	$29

Liability outstanding
March 31, 2007	$8	$24	$38	$1	$9	$110	$190
December 31, 2006	N/A	$21	$34	$8	$8	$99	$170

Fair value per unit
March 31, 2007	$30.11	$38.02	$50.23	$50.92	$20.27	$50.92	N/A

Fair value of awards vested during period
Quarter ended March 31, 2007	$-	$-	$-	$5	$-	$1	$6
Quarter ended March 31, 2006	N/A	$-	$-	$-	$-	$2	$2

Nonvested awards at March 31, 2007
Unrecognized compensation cost	$12	$14	$13	$7	$7	$11	$64
Remaining recognition period (years)	2.75	1.75	0.75	1.75	1.75	3.75	N/A

Assumptions(3)
Stock price ($)	$50.92	$50.92	$50.92	$50.92	$50.92	$50.92	N/A
Expected stock price volatility (4)	20%	20%	21%	N/A	20%	N/A	N/A
Expected term (years) (5)	2.75	1.75	0.75	N/A	1.75	N/A	N/A
Risk-free interest rate (6)	3.99%	3.98%	4.00%	N/A	4.32%	N/A	N/A
Dividend rate ($) (7)	$0.84	$0.84	$0.84	N/A	$0.84	N/A	N/A
(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for time-vested RSUs.
(2)	Compensation cost is based on intrinsic value.
(3)	Assumptions used to determine fair value are at period-end.
(4)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(5)	Represents the remaining period of time that awards are expected to be outstanding.
(6)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(7)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Stock option award
Following approval by the Board of Directors, the Company granted approximately 0.8 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment.  Options are not generally exercisable during the first 12 months after the date of grant. At March 31, 2007, 14.4 million common shares remained authorized for future issuances under this plan. The total number of options outstanding at March 31, 2007, including conventional, performance, and performance-accelerated options, was 12.3 million, 0.7 million and 4.0 million, respectively.

The following table provides the activity of stock option awards in 2007:

	Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2006 (1)	16.9	$23.29
Granted	0.8	$52.70
Forfeited	-	$-
Exercised	(0.7)	$17.08
Outstanding at March 31, 2007 (1)	17.0	$24.93	5.2	$441
Exercisable at March 31, 2007 (1)	14.7	$21.47	4.7	$432
(1)	Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2007	2006	2005	Prior to 2005	Total

Stock-based compensation expense recognized over requisite service period (1)
Quarter ended March 31, 2007	$4	$1	$1	$-	$6
Quarter ended March 31, 2006	N/A	$1	$1	$3	$5

Fair value per unit
At grant date ($)	$13.32	$13.80	$9.19	$8.61	N/A

Fair value of awards vested during period
Quarter ended March 31, 2007	$-	$4	$3	$-	$7
Quarter ended March 31, 2006	N/A	$-	$3	$33	$36

Nonvested awards at March 31, 2007
Unrecognized compensation cost	$6	$5	$5	$-	$16
Remaining recognition period (years)	3.83	2.85	1.84	-	N/A

Assumptions (1)
Stock price ($)	$52.70	$51.51	$36.33	$23.59	N/A
Expected stock price volatility (2)	24%	25%	25%	30%	N/A
Expected term (years) (3)	5.22	5.17	5.20	6.22	N/A
Risk-free interest rate (4)	4.11%	4.04%	3.50%	5.13%	N/A
Dividend rate ($) (5)	$0.84	$0.65	$0.50	$0.30	N/A
(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.
(2)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(5)	Based on the annualized dividend rate.

Note 5 – Derivative instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. At March 31, 2007, the Company did not have any derivative financial instruments outstanding.  At March 31, 2007, Accumulated other comprehensive loss included an unamortized gain of $11 million, $8 million after tax ($12 million, $8 million after tax at December 31, 2006) related to interest rate derivatives settled in 2004. At March 31, 2006, Accumulated other comprehensive loss included unrealized gains of $30 million, $21 million after tax, related to fuel derivative instruments that were settled in September 2006.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 6 – Pensions and other postretirement benefits

For the quarters ended March 31, 2007 and 2006, the components of net periodic benefit cost for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit cost for pensions

In millions	Three months ended March 31,	2007	2006
Service cost		$38	$40
Interest cost		186	179
Expected return on plan assets		(234)	(227)
Amortization of prior service cost		5	4
Amortization of net actuarial loss		13	23
Net periodic benefit cost		$8	$19

(b) Components of net periodic benefit cost for postretirement benefits

In millions	Three months ended March 31,	2007	2006
Service cost		$1	$1
Interest cost		4	4
Curtailment		(3)	-
Recognized net actuarial gain		(1)	(1)
Net periodic benefit cost		$1	$4

For the 2007 funding year, the Company expects to make total contributions of approximately $100 million for all its defined benefit plans, of which $1 million was disbursed at March 31, 2007.

Note 7 – Major commitments and contingencies

A. Commitments
As at March 31, 2007, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $781 million ($773 million at December 31, 2006).  The Company also has agreements with fuel suppliers to purchase approximately 46% of the estimated remaining 2007 volume, 32% of its anticipated 2008 volume, 25% of its anticipated 2009 volume, and 8% of its anticipated 2010 volume at market prices prevailing on the date of the purchase.

B. Contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

United States
Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at March 31, 2007, the Company had aggregate reserves for personal injury and other claims of $613 million, of which $114 million was recorded as a current liability ($602 million, of which $115 million was recorded as a current liability at December 31, 2006). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at March 31, 2007, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
The Company is subject to environmental clean-up and enforcement actions.  In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 23 sites governed by the Superfund law (and other similar federal and state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.
As at March 31, 2007, the Company had aggregate accruals for environmental costs of $121 million, of which $19 million was recorded as a current liability ($131 million, of which $25 million was recorded as a current liability as at December 31, 2006).

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement.  These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2007 and 2017, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At March 31, 2007, the maximum exposure in respect of these guarantees was $145 million, of which $2 million has been recorded and represents the Company’s obligation to stand ready and honor the guarantees that were entered into in accordance with FIN No. 45 requirements. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at March 31, 2007, the maximum potential liability under these guarantees was $440 million, of which $366 million was for workers’ compensation and other employee benefits and $74 million was for equipment under leases and other. During 2007, the Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.
As at March 31, 2007 the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees.  The majority of the guarantee instruments mature at various dates between 2007 and 2010.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements; (i) pension transfer agreements; (j) master agreements with financial institutions governing derivative transactions; and (k) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. As at March 31, 2007, the carrying value for guarantees for which the Company was able to determine the fair value, was $1 million. There are no recourse provisions to recover any amounts from third parties.

Note 8 - Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

In millions, except per share data	Three months ended March 31,	2007	2006
		(Unaudited)

Net income		$324	$362

Weighted-average shares outstanding		510.2	536.1
Effect of stock options		7.6	9.0
Weighted-average diluted shares outstanding		517.8	545.1

Basic earnings per share		$0.64	$0.68
Diluted earnings per share		$0.63	$0.66

For the quarters ended March 31, 2007 and 2006, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, were 0.2 million and 0.3 million, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended March 31
	2007	2006
	(Unaudited)
Statistical operating data
Rail freight revenues ($ millions)	1,754	1,753
Gross ton miles (GTM) (millions)	81,741	86,231
Revenue ton miles (RTM) (millions)	44,093	45,661
Carloads (thousands)	1,131	1,191
Route miles (includes Canada and the U.S.)	20,263	19,962
Employees (end of period)	21,685	21,656
Employees (average for the period)	21,027	21,521

Productivity
Operating ratio (%)	70.6	67.1
Rail freight revenue per RTM (cents)	3.98	3.84
Rail freight revenue per carload ($)	1,551	1,472
Operating expenses per GTM (cents)	1.65	1.48
Labor and fringe benefits expense per GTM (cents)	0.59	0.57
GTMs per average number of employees (thousands)	3,887	4,007
Diesel fuel consumed (U.S. gallons in millions)	96	104
Average fuel price ($/U.S. gallon) (1)	2.18	1.88
GTMs per U.S. gallon of fuel consumed	851	829

Safety indicators
Injury frequency rate per 200,000 person hours (2)	1.6	2.3
Accident rate per million train miles (2)	2.7	1.5

Financial ratio
Debt to total capitalization ratio (% at end of period)	37.3	36.4
(1)	2006 includes the impact of the Company's fuel hedging program.
(2)	Based on Federal Railroad Administration (FRA) reporting criteria.

Certain of the 2006 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see Note 1 of the Company’s unaudited Interim Consolidated Financial Statements). Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended March 31
			Variance
	2007	2006	Fav (Unfav)
	(Unaudited)
Revenues (in millions of dollars)
Petroleum and chemicals	303	292	4%
Metals and minerals	198	200	(1%)
Forest products	410	438	(6%)
Coal	89	85	5%
Grain and fertilizers	309	298	4%
Intermodal	313	315	(1%)
Automotive	132	125	6%
Other	152	144	6%
	1,906	1,897	-
Revenue ton miles (millions)
Petroleum and chemicals	7,870	8,127	(3%)
Metals and minerals	3,850	4,297	(10%)
Forest products	10,105	10,706	(6%)
Coal	3,100	3,256	(5%)
Grain and fertilizers	10,788	10,713	1%
Intermodal	7,591	7,758	(2%)
Automotive	789	804	(2%)
	44,093	45,661	(3%)
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	3.98	3.84	4%
Commodity groups:
Petroleum and chemicals	3.85	3.59	7%
Metals and minerals	5.14	4.65	11%
Forest products	4.06	4.09	(1%)
Coal	2.87	2.61	10%
Grain and fertilizers	2.86	2.78	3%
Intermodal	4.12	4.06	1%
Automotive	16.73	15.55	8%

Carloads (thousands)
Petroleum and chemicals	146	150	(3%)
Metals and minerals	231	235	(2%)
Forest products	152	177	(14%)
Coal	90	110	(18%)
Grain and fertilizers	141	141	-
Intermodal	305	308	(1%)
Automotive	66	70	(6%)
	1,131	1,191	(5%)
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,551	1,472	5%
Commodity groups:
Petroleum and chemicals	2,075	1,947	7%
Metals and minerals	857	851	1%
Forest products	2,697	2,475	9%
Coal	989	773	28%
Grain and fertilizers	2,191	2,113	4%
Intermodal	1,026	1,023	-
Automotive	2,000	1,786	12%

Certain of the 2006 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see Note 1 of the Company’s unaudited Interim Consolidated Financial Statements). Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURE - unaudited

Free cash flow
The Company utilized $176 million of free cash flow for the quarter ended March 31, 2007 and generated $318 million of free cash flow for the same period in 2006. The decrease is largely explained by the final payment of $367 million for Canadian income taxes in the first quarter of 2007, in respect of the 2006 fiscal year. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less cash used by investing activities, and after the payment of dividends, calculated as follows:

In millions	Three months ended March 31,	2007	2006

Cash provided from operating activities		$263	$619
Cash used by investing activities		(193)	(209)
Cash provided before financing activities		70	410

Adjustments:
Change in accounts receivable securitization (1)		(139)	(5)
Dividends paid		(107)	(87)
Free cash flow		$(176)	$318
(1) Changes in the Company's accounts receivable securitization program are considered a financing activity.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	April 24, 2007	By:	/s/ Cristina Circelli

			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel